UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                            ThermoSpectra Corporation
                        ----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   883660 10 2
                             ---------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                         Notices and Communications)


                                 May 21, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

-------------------------------------------------------------------------------
            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
-------------------------------------------------------------------------------
            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
-------------------------------------------------------------------------------
            4              SOURCE OF FUNDS*


                           WC
-------------------------------------------------------------------------------
            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
-------------------------------------------------------------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
-------------------------------------------------------------------------------
 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          14,123,670
       WITH
                  -------------------------------------------------------------
                      8    SHARED VOTING POWER


                           0
                  -------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER


                           14,123,670
                  -------------------------------------------------------------
                     10    SHARED DISPOSITIVE POWER


                           0
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           14,123,670
-------------------------------------------------------------------------------
            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
-------------------------------------------------------------------------------
            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           92.1%
-------------------------------------------------------------------------------
            14             TYPE OF REPORTING PERSON *

                           CO
-------------------------------------------------------------------------------

      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoSpectra Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 12,636,617 Shares were held by Thermo Instrument Systems Inc. ("Thermo Instrument"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper-recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Any funds necessary for the proposed transaction described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On May 21, 1999, the Issuer issued a press release stating that it has entered into a definitive agreement and plan of merger with Thermo Instrument, under which Thermo Instrument would acquire all of the outstanding Shares held by the public stockholders of the Issuer. The Issuer's board of directors unanimously approved the merger agreement based on a recommendation from a Special Committee of its board of directors formed to evaluate Thermo Instrument's offer.

      Under the terms of the merger agreement, each issued and outstanding Share not already owned by Thermo Instrument or the Reporting Person would be converted into the right to receive $16.00 in cash. Following the merger, the Shares would cease to be publicly traded.

       Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

      Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

     (a) The Shares beneficially owned by the Reporting Person include 1,487,053 Shares, or approximately 9.7% of the outstanding Shares, owned directly by the Reporting Person, and 12,636,617 Shares, or approximately 82.4% of the outstanding Shares, owned by Thermo Instrument. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 238,072 Shares or approximately 1.53% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 215,450 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         1,000
Samuel W. Bodman                                              0
Peter O. Crisp                                            1,000
Elias P. Gyftopoulos                                     21,022
George N. Hatsopoulos                                    24,750
John N. Hatsopoulos                                      12,000
Brian D. Holt                                                 0
Frank Jungers                                             1,500
John T. Keiser                                            1,500
Paul F. Kelleher                                          5,000
Earl R. Lewis                                            55,000
Robert A. McCabe                                          1,500
Theo Melas-Kyriazi                                       77,800
Donald E. Noble                                           4,000
Robert W. O'Leary                                             0
Hutham S. Olayan                                          1,000
William A. Rainville                                     10,000
Arvin H. Smith                                           20,000
Richard F. Syron                                              0
Roger D. Wellington                                       1,000
All directors and current executive                     238,072
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Keiser, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and executive officers as a group include 1,000, 1,000, 20,000, 24,750, 12,000, 1,500, 1,500,
5,000, 50,000, 1,500, 64,200,  1,000, 1,000, 10,000,  20,000, 1,000, and 215,450
Shares, respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

(c) The Reporting Person has effected no transactions with respect to the Shares in the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

      As set forth in Item 4 hereof, the Issuer has entered into a definitive agreement and plan of merger with Thermo Instrument, under which Thermo Instrument would acquire all of the outstanding Shares of the Issuer held by the public stockholders of the Issuer.

      Of the 14,123,670 Shares beneficially owned by the Reporting Person, 34,250 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 9,750 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 20,000 Shares within 60 days; Dr. G. Hatsopoulos has the right to acquire 20,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 12,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; Mr. Lewis has the right to acquire 50,000 Shares within 60 days; Mr. Melas-Kyriazi has the right to acquire 64,200 Shares within 60 days; Mr. Rainville has the right to acquire 10,000 Shares within 60 days and Mr. Smith has the right to acquire 20,000 Shares within 60 days.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended by adding the following as an exhibit:

      (i) Agreement and Plan of Merger dated as of May 21, 1999 by and among Thermo Electron Corporation, TS Acquisition Corporation and ThermoSpectra Corporation.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date: May 25th, 1999                         THERMO ELECTRON CORPORATION

                                             By:  /s/ Theo Melas-Kyriazi
                                                  -------------------------
                                                  Theo Melas-Kyriazi
                                                  Vice President and Chief
                                                  Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, D.C. 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman of the Board and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr. McCabe is Chairman of Pilot Capital Corporation, a firm that is engaged in private investments. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

     For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron

John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron

Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.

Arvin H. Smith:                              President, Thermo Electron

Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron

William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron

Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron

Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron

John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron

                                                                 EXHIBIT 7(i)














                          AGREEMENT AND PLAN OF MERGER

                                  BY AND AMONG

                         THERMO INSTRUMENT SYSTEMS INC.

                           TS ACQUISITION CORPORATION

                                       AND

                            THERMOSPECTRA CORPORATION



                            DATED AS OF MAY 21, 1999

                                TABLE OF CONTENTS

                                                                            Page

ARTICLE I THE MERGER.........................................................2

1.1.  The Merger.............................................................2

1.2.  Effective Time; Closing................................................2

1.3.  Effect of the Merger...................................................2

1.4.  Certificate of Incorporation; Bylaws...................................2

1.5.  Directors and Officers.................................................3

1.6.  Effect on Capital Stock................................................3

1.7.  Surrender of Certificates..............................................4

1.8.  No Further Ownership Rights in ThermoSpectra Common Stock..............5

1.9.  Lost, Stolen or Destroyed Certificates.................................5

1.10. Dissenting Shares......................................................5

1.11. Taking of Necessary Action; Further Action.............................6

ARTICLE II REPRESENTATIONS AND WARRANTIES OF THERMOSPECTRA...................6

2.1.  Organization of ThermoSpectra..........................................6

2.2.  ThermoSpectra Capital Structure........................................6

2.3.  Authority..............................................................6

2.4.  Board Approval.........................................................7

2.5.  Fairness Opinion.......................................................7

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THERMO INSTRUMENT AND
      MERGER SUB.............................................................8

3.1.  Organization...........................................................8

3.2.  Authority..............................................................8

3.3.  Financial Resources....................................................9

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME...............................9

4.1.  Conduct of Business by ThermoSpectra...................................9

4.2.  Certain Actions by ThermoSpectra.......................................9

ARTICLE V ADDITIONAL AGREEMENTS.............................................11

5.1.  Schedule 13E-3; Proxy Statement; Other Filings........................11

5.2.  Meeting of ThermoSpectra Stockholders.................................12

5.3.  Access to Information.................................................12

                               TABLE OF CONTENTS
                                  (continued)

                                                                            Page

5.4.  Public Disclosure.....................................................12

5.5.  Legal Requirements....................................................12

5.6.  Notification of Certain Matters.......................................13

5.7.  Best Efforts and Further Assurances...................................13

5.8.  Stock Option and Employee Stock Purchase Plans........................13

5.9.  Thermo Instrument Form S-8............................................14

5.10. Indemnification; Insurance............................................14

5.11. Deferred Compensation Plan............................................15

ARTICLE VI CONDITIONS TO THE MERGER.........................................15

6.1.  Conditions to Obligations of Each Party to Effect the Merger..........15

6.2.  Additional Conditions to Obligations of ThermoSpectra.................15

6.3.  Additional Conditions to the Obligations of Thermo Instrument and
      Merger Sub............................................................16

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER...............................16

7.1.  Termination...........................................................16

7.2.  Notice of Termination; Effect of Termination..........................17

7.3.  Fees and Expenses.....................................................18

7.4.  Amendment.............................................................18

7.5.  Extension; Waiver.....................................................18

ARTICLE VIII GENERAL PROVISIONS.............................................18

8.1.  Non-Survival of Representations and Warranties........................18

8.2.  Notices...............................................................18

8.3.  Counterparts..........................................................19

8.4.  Entire Agreement......................................................19

8.5.  Severability..........................................................19

8.6.  Other Remedies; Specific Performance..................................20

8.7.  Governing Law.........................................................20

8.8.  Assignment............................................................20

                          AGREEMENT AND PLAN OF MERGER


      This AGREEMENT AND PLAN OF MERGER (the "Agreement") dated as of May 21, 1999 is by and among Thermo Instrument Systems Inc., a Delaware corporation ("Thermo Instrument"), TS Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Thermo Instrument ("Merger Sub"), and ThermoSpectra Corporation, a Delaware corporation ("ThermoSpectra").

                                    RECITALS

      A. Thermo Instrument and its parent, Thermo Electron Corporation ("Thermo Electron"), own approximately 82% and 10%, respectively, of the outstanding shares of common stock, par value $.01 per share, of ThermoSpectra (the "ThermoSpectra Common Stock"), and Thermo Instrument desires to acquire the remaining outstanding shares of ThermoSpectra Common Stock.

      B. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Thermo Instrument and ThermoSpectra will enter into a business combination transaction pursuant to which Merger Sub will merge with and into ThermoSpectra (the "Merger").

      C. The Board of Directors of Thermo Instrument (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of Thermo Instrument, and (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

      D. The Board of Directors of ThermoSpectra, on the recommendation of a special committee of the Board of Directors consisting of all directors of ThermoSpectra that are not (a) officers or directors of Thermo Instrument or Thermo Electron or (b) officers of ThermoSpectra (the "Special Committee") that this Agreement, including the Exchange Price (as defined below), is fair to, and in the best interests of, the stockholders of ThermoSpectra (other than Thermo Instrument and Thermo Electron), (i) has determined that the Merger is consistent with and in furtherance of the long-term business strategy of ThermoSpectra and fair to, and in the best interests of, ThermoSpectra and its stockholders, (ii) has approved and deemed advisable this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has recommended the approval of this Agreement by the stockholders of ThermoSpectra.

      E. Thermo Instrument, ThermoSpectra and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

      NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    ARTICLE I
                                   THE MERGER

      1.1. The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the DGCL, Merger Sub shall be merged with and into ThermoSpectra, the separate corporate existence of Merger Sub shall cease and ThermoSpectra shall continue as the surviving corporation. ThermoSpectra as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

      1.2. Effective Time; Closing. Subject to the provisions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing a Certificate of Merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in accordance with the relevant provisions of the DGCL (the time of such filing, or such later time as may be agreed in writing by the parties and specified in the Certificate of Merger, being the "Effective Time" and the date on which the Effective Time occurs being the "Effective Date") as soon as practicable on the Closing Date (as herein defined). Unless the context otherwise requires, the term "Agreement" as used herein refers collectively to this Agreement and the Certificate of Merger. The closing of the Merger (the "Closing") shall take place at the executive offices of Thermo Electron at a time and date to be specified by the parties, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI, or at such other time, date and location as the parties hereto agree in writing (the "Closing Date"). At the Closing, (i) ThermoSpectra shall deliver to Thermo Instrument the various certificates and instruments required under Article VI, (ii) Thermo Instrument and Merger Sub shall deliver to ThermoSpectra the various certificates and instruments required under Article VI and (iii) ThermoSpectra and Merger Sub shall execute and file the Certificate of Merger with the Secretary of State of the State of Delaware.

      1.3. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of ThermoSpectra and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of ThermoSpectra and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

      1.4.  Certificate of Incorporation; Bylaws.

            (a) At the Effective Time, the Certificate of Incorporation of ThermoSpectra, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by law and such Certificate of Incorporation.

            (b) The Bylaws of ThermoSpectra, as in effect immediately prior to the Effective Time, shall be, at the Effective Time, the Bylaws of the Surviving Corporation until thereafter amended.

      1.5. Directors and Officers. The directors of ThermoSpectra immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, to serve until their respective successors are duly elected or appointed and qualified. The officers of ThermoSpectra immediately prior to the Effective Time shall be the officers of the Surviving Corporation, to serve until their successors are duly elected or appointed or qualified.

      1.6. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, ThermoSpectra or the holders of any of the following securities:

            (a) Conversion of ThermoSpectra Common Stock. Each share of ThermoSpectra Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of ThermoSpectra Common Stock held in the treasury of ThermoSpectra, by Thermo Instrument or Thermo Electron or Dissenting Shares, as defined in Section 1.10 hereof) will be automatically converted into the right to receive Sixteen Dollars ($16.00) in cash (the "Exchange Price") upon surrender of the certificate representing such share of ThermoSpectra Common Stock in the manner provided in Section 1.7 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.9).

            (b) Stock Options. All options to purchase ThermoSpectra Common Stock then outstanding under the Park Scientific Instruments Corporation 1988 Incentive Stock Plan, ThermoSpectra's Equity Incentive Plan, ThermoSpectra's Employees Equity Incentive Plan and ThermoSpectra's Directors' Stock Option Plan, each as amended (together, the "ThermoSpectra Stock Option Plans"), shall be converted into options to purchase Thermo Instrument common stock, par value $.10 per share ("Thermo Instrument Common Stock"), in accordance with Section
5.8 hereof.

            (c) Capital Stock of Merger Sub. Each share of Common Stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

            (d) Treasury Stock; Affiliate Stock. Each share of ThermoSpectra Common Stock issued and outstanding and owned by Thermo Instrument and Thermo Electron shall be converted into one validly issued, fully paid and nonassessable share of Common Stock of the Surviving Corporation. All treasury shares held by ThermoSpectra immediately prior to the Effective Time shall cease to be outstanding, be cancelled and retired without payment of any consideration therefor and cease to exist.

            (e) Adjustments to Exchange Price. The Exchange Price shall be adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into ThermoSpectra Common Stock), recapitalization or other like change without receipt of consideration with respect to ThermoSpectra Common Stock occurring on or after the date hereof and prior to the Effective Time.

      1.7.  Surrender of Certificates.

            (a) Payment Agent. Thermo Instrument shall authorize one or more persons to act as the payment agent (the "Payment Agent") in the Merger.

            (b) Thermo Instrument to Provide Exchange Consideration. Immediately
prior to the Effective Time, Thermo Instrument shall deposit with the Payment Agent, in trust for the benefit of the holders of certificates (the "Certificates") representing shares of ThermoSpectra Common Stock converted pursuant to Section 1.6(a) for payment in accordance with this Article I, cash in an amount equal to the product of the Exchange Price multiplied by the number of shares of ThermoSpectra Common Stock entitled to conversion for payment pursuant to Section 1.6(a).

            (c) Exchange Procedures. Promptly after, and in no event more than five days after, the Effective Time, Thermo Instrument shall cause the Payment
Agent to mail to each holder of record (as of the Effective Time) of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Payment Agent and shall be in such form and have such other provisions as Thermo Instrument may reasonably specify) and
(ii) instructions for effecting the exchange of the Certificates for the Exchange Price. Upon surrender of a Certificate for cancellation to the Payment Agent or to such other agent or agents as may be appointed by Thermo Instrument, together with such letter of transmittal duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor payment of the Exchange Price multiplied by the number of shares of ThermoSpectra Common Stock represented by such Certificate, without interest, and the Certificate so surrendered shall forthwith be cancelled. Until so surrendered, each outstanding Certificate will be deemed from and after the Effective Time, for all corporate purposes, to evidence only the right to receive payment of the Exchange Price for each share of ThermoSpectra Common Stock represented on such Certificate.

            (d) Transfers of Ownership. If payment of the Exchange Price is to be made to any person other than the person in whose name the Certificate surrendered in exchange therefor is registered, it will be a condition of such payment that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such payment will have paid to Thermo Instrument or any agent designated by it any transfer or other taxes required by reason of payment to a person other than the registered holder of the Certificate surrendered, or established to the satisfaction of Thermo Instrument or any agent designated by it that such tax has been paid or is not payable.

            (e) No Liability.  Notwithstanding  anything to the contrary in this
Section 1.7, neither the Payment Agent, Thermo Instrument, the Surviving Corporation nor any party hereto shall be liable to a holder of shares of ThermoSpectra Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.


            (f) Responsibility; Term. The Payment Agent shall make the payments referred to in Section 1.6(a) out of the funds supplied by Thermo Instrument. Promptly following the date that is six months after the Effective Date, the Payment Agent shall, upon request by Thermo Instrument, deliver to Thermo Instrument all cash, Certificates and other documents in its possession relating to the transactions described in this Agreement, and the Payment Agent's duties shall terminate.
Thereafter, each holder of a Certificate formerly representing shares of ThermoSpectra Common Stock may surrender such Certificate to Thermo Instrument and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the Exchange Price multiplied by the number of shares of ThermoSpectra Common Stock represented by such Certificate, without any interest thereon, but shall have no greater rights against Thermo Instrument than as may be accorded to general creditors of Thermo Instrument under applicable law.

      1.8. No Further Ownership Rights in ThermoSpectra Common Stock. All amounts paid upon the surrender of shares of ThermoSpectra Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of ThermoSpectra Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of ThermoSpectra Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for rights to receive the applicable aggregate Exchange Price as provided in this Article I.

      1.9. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Payment Agent shall pay the aggregate Exchange Price in respect of such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof; provided, however, that, as a condition precedent to the payment thereof, the owner of such lost, stolen or destroyed Certificates shall deliver a bond in such sum as Thermo Instrument or the Payment Agent may reasonably direct as indemnity against any claim that may be made against Thermo Instrument or the Payment Agent with respect to the Certificates alleged to have been lost, stolen or destroyed, unless Thermo Instrument waives such requirement in writing.

      1.10. Dissenting Shares. Notwithstanding any other provision of this Agreement, shares of ThermoSpectra Common Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who shall have demanded properly in writing appraisal of such shares in accordance with DGCL
Section 262 and who shall not have withdrawn such demand or otherwise forfeited appraisal rights (collectively, the "Dissenting Shares") shall not be converted into or represent the right to receive the Exchange Price. Such stockholders shall, as of the Effective Time, cease to retain any rights with respect to the ThermoSpectra Common Stock, except as provided in the DGCL, including the right to receive payment of the appraised value of the shares held by them in accordance with the provisions of Section 262, provided that all Dissenting Shares held by stockholders (i) who shall have failed to perfect or lost their rights to appraisal of such shares under Section 262, or (ii) who have withdrawn their demand for appraisal within 60 days after the Effective Date and accept the terms offered upon the Merger in accordance with Section 262(e), shall thereupon be, or be deemed to have been, converted into and to have become exchangeable, as of the Effective Time, for the right to receive, without any interest thereon, the Exchange Price, upon surrender, in the manner provided in
Section 1.7, of the Certificates that formerly evidenced such shares without the prior consent of Thermo Instrument.

      1.11. Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of ThermoSpectra and Merger Sub, the officers and directors of ThermoSpectra and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is consistent with this Agreement.


                                   ARTICLE II
               REPRESENTATIONS AND WARRANTIES OF THERMOSPECTRA

      ThermoSpectra represents and warrants to Thermo Instrument and Merger Sub as follows:

      2.1. Organization of ThermoSpectra. ThermoSpectra and each of its subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization, has the corporate or similar power to own, lease and operate its property and to carry on its business as now being conducted and as proposed by ThermoSpectra to be conducted, and is duly qualified to do business and in good standing as a foreign corporation or other legal entity in each jurisdiction in which the failure to be so qualified would have a material adverse effect on ThermoSpectra.

      2.2. ThermoSpectra Capital Structure. The authorized capital stock of ThermoSpectra consists of 25,000,000 shares of Common Stock, par value $.01 per share, of which there were 15,335,839 shares issued and outstanding as of April 3, 1999, and 423 shares in treasury as of April 3, 1999. All outstanding shares of ThermoSpectra Common Stock are duly authorized, validly issued, fully paid and non-assessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of ThermoSpectra or any agreement or document to which ThermoSpectra is a party or by which it is bound. As of May 5, 1999, an aggregate of 1,650,043 shares of ThermoSpectra Common Stock, net of exercises, were reserved for issuance to employees, consultants and non-employee directors pursuant to the ThermoSpectra Stock Option Plans, under which options are outstanding for an aggregate of 1,188,655 shares. All shares of ThermoSpectra Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable.

      2.3.  Authority.

            (a) ThermoSpectra has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of ThermoSpectra, subject only to the adoption of this Agreement by ThermoSpectra's stockholders and the filing and recording of the Certificate of Merger pursuant to the DGCL. Under the DGCL, ThermoSpectra's stockholders may adopt this Agreement by vote of the holders of a majority of the outstanding shares of ThermoSpectra Common Stock. This Agreement has been duly executed and delivered by ThermoSpectra, and assuming the due authorization, execution and delivery by Thermo Instrument and Merger Sub, constitutes the valid and binding obligation of ThermoSpectra, enforceable in accordance with its terms. The execution and delivery of this Agreement by ThermoSpectra do not, and the performance of this Agreement by ThermoSpectra will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of ThermoSpectra,
(ii) subject to obtaining the adoption by ThermoSpectra's stockholders of this Agreement as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.3(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to ThermoSpectra or any of its material subsidiaries or by which its or their respective properties is bound, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the rights of ThermoSpectra or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of ThermoSpectra or any of its material subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which
ThermoSpectra or any of its material subsidiaries is a party or by which ThermoSpectra or any of its material subsidiaries or its or any of their properties are bound or affected, except, with respect to clauses (ii) and
(iii), for any such conflicts, violations, defaults or other occurrences that would not have a material adverse effect on ThermoSpectra or the Surviving Corporation.

            (b)  No   consent,   approval,   order  or   authorization   of,  or
registration, declaration or filing with any court, administrative agency or commission or other governmental or regulatory body or authority or instrumentality ("Governmental Entity") is required by or with respect to ThermoSpectra in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware,
(ii) the filing of the Proxy  Statement  (as  defined  in  Section  5.1) and the
Schedule 13E-3 (as defined in Section 5.1) with the U.S. Securities and Exchange Commission ("SEC") in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act") and (iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

      2.4. Board Approval. The Board of Directors of ThermoSpectra, upon recommendation of the Special Committee that this Agreement, including the Exchange Price, is fair to, and in the best interests of, the stockholders of ThermoSpectra (other than Thermo Instrument and Thermo Electron), has, as of the date of this Agreement, unanimously (i) adopted a resolution approving this Agreement and declaring its advisability, (ii) determined that the Merger is fair to, and in the best interests of, ThermoSpectra and its stockholders, and
(iii) determined to recommend that the stockholders of ThermoSpectra approve this Agreement.

      2.5. Fairness Opinion. The Special Committee of ThermoSpectra has received an opinion from Tucker Anthony Incorporated dated May 21, 1999 that, as of such date, the consideration to be received by ThermoSpectra's stockholders in the Merger is fair, from a financial point of view, to ThermoSpectra's stockholders other than Thermo Instrument and Thermo Electron.

                                   ARTICLE III
      REPRESENTATIONS AND WARRANTIES OF THERMO INSTRUMENT AND MERGER SUB

      Thermo Instrument and Merger Sub represent and warrant to ThermoSpectra as follows:

      3.1. Organization. Thermo Instrument is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, each has the corporate power to own, lease and operate its property and to carry on its business as now being conducted and as proposed to be conducted, and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would have a material adverse effect on Thermo Instrument or Merger Sub.

      3.2.  Authority.

            (a) Each of Thermo Instrument and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Thermo Instrument and Merger Sub, subject only to the filing and recording of the Certificate of Merger pursuant to the DGCL. This Agreement has been duly executed and delivered by each of Thermo Instrument and Merger Sub and, assuming the due authorization, execution and delivery of this Agreement by ThermoSpectra, this Agreement constitutes the valid and binding obligation of each of Thermo Instrument and Merger Sub, enforceable in accordance with its terms. The execution and delivery of this Agreement by each of Thermo Instrument and Merger Sub do not, and the performance of this Agreement by each of Thermo Instrument and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Thermo Instrument or the Certificate of Incorporation or Bylaws of Merger Sub,
(ii) subject to compliance with the requirements set forth in Section 3.2(b) below, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding ThermoSpectra and its subsidiaries) or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Thermo Instrument's rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding ThermoSpectra and its subsidiaries) pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding ThermoSpectra and its subsidiaries) is a party or by which Thermo Instrument or any of its material subsidiaries (including Merger Sub, but excluding ThermoSpectra and its subsidiaries) or its or any of their respective properties are bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, defaults or other occurrences that would not have a material adverse effect on Thermo Instrument or Merger Sub.

            (b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Thermo Instrument or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing of the Certificate of Merger with the Secretary of State of Delaware, (ii) the filing of the Schedule 13E-3 (as defined in Section 5.1) with the SEC in accordance with the Exchange Act, and
(iii) such other consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws.

      3.3. Financial Resources. Thermo Instrument has the financial resources to consummate the transactions contemplated by this Agreement and to pay the consideration in the Merger provided for in Section 1.6(a).


                                   ARTICLE IV
                       CONDUCT PRIOR TO THE EFFECTIVE TIME

      4.1. Conduct of Business by ThermoSpectra. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, ThermoSpectra shall, except as otherwise contemplated by this Agreement or consented to by Thermo Instrument, carry on its business in the usual, regular and ordinary course, in substantially the same manner as heretofore conducted, pay its debts and taxes when due subject to good faith disputes over such debts or taxes, pay or perform other material obligations when due, and use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others with which it has business dealings.

      4.2.  Certain  Actions  by  ThermoSpectra.  In  addition,  notwithstanding
Section 4.1 above, without the prior consent of Thermo Instrument, ThermoSpectra shall not do any of the following:

            (a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

            (b)  Enter  into  any  material  partnership   arrangements,   joint
development agreements or strategic alliances;

            (c) Grant any severance or termination pay to any officer or employee except payments in amounts consistent with policies and past practices or pursuant to written agreements outstanding, or policies existing, on the date hereof, or adopt any new severance plan;

            (d) Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

            (e) Issue, deliver, sell, authorize or propose the issuance, delivery or sale of, any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other agreements or commitments of any character obligating it to issue any such shares or convertible securities, other than the issuance of shares of ThermoSpectra Common Stock pursuant to the exercise of stock options therefor;

            (f) Cause, permit or propose any amendments to its Certificate of Incorporation or Bylaws;

            (g) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership interest, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets or enter into any joint ventures, strategic partnerships or alliances;

            (h) Sell, lease, license, encumber or otherwise dispose of any properties or assets that are material, individually or in the aggregate, to the business of ThermoSpectra;

            (i) Incur any indebtedness for borrowed money (other than ordinary course trade payables or pursuant to existing credit facilities in the ordinary course of business) or guarantee any such indebtedness or issue or sell any debt securities or warrants or guarantee any debt securities of others;

            (j) Adopt or amend any employee benefit or stock purchase or option plan, or enter into any employment contract, pay any special bonus or special remuneration to any director or employee, or increase the salaries or wage rates of its officers or employees, except increases in amounts consistent with policies and past practices;

            (k) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business;

            (l) Make any grant of exclusive rights to any third party; or

            (m) Agree in writing or otherwise to take any of the actions described in this Section 4.2.

                                    ARTICLE V
                              ADDITIONAL AGREEMENTS

      5.1. Schedule 13E-3; Proxy Statement; Other Filings.

            (a) ThermoSpectra agrees that the information supplied by ThermoSpectra for inclusion or incorporation by reference in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (such Schedule, as amended or supplemented, is referred to herein as the "Schedule 13E-3") or the proxy statement to be sent to the stockholders of ThermoSpectra in connection with the meeting of ThermoSpectra's stockholders to consider the adoption of this Agreement and approval of the Merger (the "ThermoSpectra Stockholders' Meeting") (such proxy statement, as amended or supplemented, is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to ThermoSpectra's stockholders and at the time of the ThermoSpectra Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the ThermoSpectra Stockholders' Meeting or the Schedule 13E-3 that has become false or misleading.

            (b) Thermo Electron, Thermo Instrument and Merger Sub agree that the information supplied by Thermo Electron, Thermo Instrument and Merger Sub for inclusion in the Schedule 13E-3 and the Proxy Statement shall not, on the date the Proxy Statement is first mailed to ThermoSpectra's stockholders, and at the time of the ThermoSpectra Stockholders' Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier written communication with respect to the solicitation of proxies for the ThermoSpectra Stockholders' Meeting or the Schedule 13E-3 that has become false or misleading.

            (c) As promptly as practicable after the execution of this Agreement, Thermo Electron, Thermo Instrument and ThermoSpectra will jointly prepare and file with the SEC the Schedule 13E-3 and the Proxy Statement. Thermo Electron, Thermo Instrument and ThermoSpectra will cause the Schedule 13E-3 and the Proxy Statement to be mailed to stockholders of ThermoSpectra at the earliest practicable time. Each party will notify the other promptly upon the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Schedule 13E-3 or the Proxy Statement or any other filing or for additional information and will supply the other party with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement, the Schedule 13E-3 or the Merger. Whenever any event occurs that is required to be set forth in an amendment or supplement to the
Schedule 13E-3 or the Proxy Statement, the relevant party will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of ThermoSpectra, such amendment or supplement.

            (d) The Proxy Statement will include the recommendation of the Board of Directors of ThermoSpectra in favor of approval of this Agreement (except that the Board of Directors of ThermoSpectra may withdraw, modify or refrain from making such recommendation to the extent that the Board determines in good faith on the written advice of outside legal counsel that the Board's fiduciary duties under applicable law require it to do so).

      5.2. Meeting of ThermoSpectra Stockholders. Promptly after the date hereof, ThermoSpectra will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the ThermoSpectra Stockholders' Meeting to be held as promptly as practicable for the purpose of voting upon this Agreement. Unless otherwise required by the fiduciary duties of the ThermoSpectra Board of Directors, ThermoSpectra will use its best efforts to solicit from its stockholders proxies in favor of the approval of this Agreement and the Merger, and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the DGCL to obtain such approvals. Each of Thermo Instrument and Thermo Electron shall vote, or cause to be voted, all of the ThermoSpectra Common Stock then owned by it and any of its subsidiaries in favor of the approval of this Agreement and the Merger.

      5.3. Access to Information. ThermoSpectra will afford Thermo Instrument and its accountants, counsel and other representatives reasonable access during normal business hours to the properties, books, records and personnel of ThermoSpectra during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of ThermoSpectra, as Thermo Instrument may reasonably request. Thermo Instrument agrees that it will, and will cause its representatives and agents to, keep all such information confidential and will not, and will cause its representatives or agents not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, Thermo Instrument shall not be required to keep confidential any information (i) which is or becomes generally available to the public, other than by wrongful disclosure by Thermo Instrument or Merger Sub in violation of this Agreement, (ii) which was available to Thermo Instrument on a nonconfidential basis prior to disclosure to Thermo Instrument, or (iii) which becomes available to Thermo Instrument on a nonconfidential basis from a source other than ThermoSpectra.

      5.4. Public Disclosure. Thermo Instrument and ThermoSpectra will consult with each other before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such consultation, except as may be required by law or any listing agreement with a national securities exchange.

      5.5. Legal Requirements. Each of Thermo Instrument, Merger Sub and ThermoSpectra will take all reasonable actions necessary or desirable to comply promptly with all legal requirements that may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement (including furnishing all information required in connection with approvals of or filings with any Governmental Entity, and including using its reasonable best efforts to defend any litigation prompted hereby) and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon any of them or their respective subsidiaries in connection with the consummation of the transactions contemplated by this Agreement.

      5.6. Notification of Certain Matters. Thermo Instrument and Merger Sub will give prompt notice to ThermoSpectra, and ThermoSpectra will give prompt notice to Thermo Instrument, of the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause
(a) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Effective Time, or (b) any material failure of Thermo Instrument and Merger Sub or ThermoSpectra, as the case may be, or of any officer, director, employee or agent thereof, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the conditions to such party's obligation to consummate the Merger.

      5.7. Best Efforts and Further Assurances. Subject to the respective rights and obligations of Thermo Instrument and ThermoSpectra under this Agreement, each of the parties to this Agreement will use its reasonable best efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, it being understood that such efforts shall not include any obligation to settle any litigation prompted hereby. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the transactions contemplated hereby.

      5.8.  Stock Option and Employee Stock Purchase Plans.

     (a) At the Effective Time, each outstanding option to purchase shares of ThermoSpectra Common Stock (each a "ThermoSpectra Stock Option") under the ThermoSpectra Stock Option Plans, whether or not exercisable, will be assumed by Thermo Instrument. Each ThermoSpectra Stock Option so assumed by Thermo Instrument under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable ThermoSpectra Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that (i) each ThermoSpectra Stock Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Thermo Instrument Common Stock equal to the product of the number of shares of ThermoSpectra Common Stock that were issuable upon exercise of such ThermoSpectra Stock Option immediately prior to the Effective Time multiplied by a fraction (the "Exchange Ratio"), the numerator of which is the Exchange Price and the denominator of which is the closing price of the Thermo Instrument Common Stock on the day immediately preceding the Effective Date as reported by the American Stock Exchange, rounded down to the nearest whole number of shares of Thermo Instrument Common Stock, and (ii) the per share exercise price for the shares of Thermo Instrument Common Stock issuable upon exercise of such assumed ThermoSpectra Stock Option will be equal to the quotient determined by dividing the exercise price per share of ThermoSpectra Common Stock at which such ThermoSpectra Stock Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Thermo Instrument will issue to each holder of an outstanding ThermoSpectra Stock Option a notice describing the foregoing assumption of such ThermoSpectra Stock Option by Thermo Instrument.

            (b) At the Effective Time, each outstanding option to purchase shares of ThermoSpectra Common Stock (each, a "ThermoSpectra ESPP Stock Option") under the ThermoSpectra Employees' Stock Purchase Plan ("ThermoSpectra ESPP") will be assumed by Thermo Instrument. Each ThermoSpectra ESPP Stock Option so assumed by Thermo Instrument will continue to have, and be subject to, the same terms and conditions as are set forth in the ThermoSpectra ESPP immediately prior to the Effective Time except that (i) the assumed option shall be exercisable for shares of Thermo Instrument Common Stock; (ii) the purchase price per share of Thermo Instrument Common Stock shall be the lower of (A) eighty-five percent (85%) of (x) the per-share Market Value of ThermoSpectra Common Stock on the Grant Date divided by (y) the Exchange Ratio, with the resulting price rounded up to the nearest whole cent, and (B) eighty-five percent (85%) of the Market Value of Thermo Instrument Common Stock as of the Exercise Date; and (iii) the $25,000 limit under Section 9.2(i) of the Thermo Spectra ESPP shall be applied by taking into account Thermo Instrument's assumption of the ThermoSpectra ESPP Stock Options in accordance with Section 423(b)(8) of the Internal Revenue Code of 1986, as amended, and applicable regulations. For purposes of this subsection, "Market Value," "Grant Date," and "Exercise Date" shall have the meaning given them in the ThermoSpectra ESPP.

            (c) Thermo Instrument will reserve sufficient shares of Thermo Instrument Common Stock for issuance under this Section 5.8.

      5.9. Thermo Instrument Form S-8. Thermo Instrument agrees to file a registration statement on Form S-8 or, if required, an amendment to Thermo
Instrument's then effective registration statement on Form S-8, for (i) the shares of Thermo Instrument Common Stock issuable with respect to the assumed ThermoSpectra Stock Options no later than the Closing Date and (ii) for the shares of Thermo Instrument Common Stock issuable with respect to the assumed ThermoSpectra ESPP Stock Options no later than October 31, 1999, and shall, in each case, keep such registration statement effective for so long as any such options remain outstanding.

      5.10. Indemnification; Insurance.

            (a) From and for a period of six (6) years after the Effective Time, Thermo Instrument will and will cause the Surviving Corporation to fulfill and honor in all respects the indemnification obligations of ThermoSpectra pursuant to the provisions of the Certificate of Incorporation and the Bylaws of ThermoSpectra as in effect immediately prior to the Effective Time. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain the provisions with respect to indemnification and elimination of liability for monetary damages set forth in the Certificate of Incorporation and Bylaws of ThermoSpectra, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, at the Effective Time, were directors or officers of ThermoSpectra, unless such modification is required by law.

            (b) For a period of six (6) years after the Effective Time, Thermo Instrument shall cause the Surviving Corporation to, either directly or through participation in Thermo Electron's umbrella policy, maintain in effect a directors' and officers' liability insurance policy covering those ThermoSpectra directors and officers currently covered by Thermo Electron's liability insurance policy with coverage providing substantially the same amount and scope as existing coverage for such ThermoSpectra directors and officers (which coverage may be an endorsement extending the period in which claims may be made under such existing policy); provided, however, that in no event shall the Surviving Corporation be required to expend to maintain or procure insurance coverage pursuant to this Section 5.10, directly or through participation in Thermo Electron's policy, an amount per annum in excess of 175% of the current annual premiums, as adjusted for inflation each year, allocable and payable by ThermoSpectra (the "Maximum Premium") with respect to such insurance, or, if the cost of such insurance exceeds the Maximum Premium, the maximum amount of coverage that can be purchased or maintained for the Maximum Premium.

      5.11. Deferred Compensation Plan. At the Effective Time, the ThermoSpectra deferred compensation plan for directors (the "Deferred Compensation Plan") will terminate, and ThermoSpectra will distribute to each participant the sum in cash equal to the balance of stock units credited to his or her deferred compensation account under the Deferred Compensation Plan as of the Effective Time multiplied by the Exchange Price.


                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

      6.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

            (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote under the DGCL by the stockholders of ThermoSpectra.

            (b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

      6.2.   Additional   Conditions  to  Obligations  of   ThermoSpectra.   The
obligations of ThermoSpectra to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by
ThermoSpectra:

            (a) Representations and Warranties. The representations and warranties of Thermo Instrument and Merger Sub contained in this Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a material adverse effect on Thermo Instrument; and ThermoSpectra shall have received a certificate to such effect signed on behalf of Thermo Instrument by the President, Chief Executive Officer or Vice President of Thermo Instrument; and

            (b) Agreements and Covenants. Thermo Instrument and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and ThermoSpectra shall have received a certificate to such effect signed on behalf of Thermo Instrument by the President, Chief Executive Officer or Vice President of Thermo Instrument.

      6.3. Additional Conditions to the Obligations of Thermo Instrument and Merger Sub. The obligations of Thermo Instrument and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Thermo Instrument:

            (a) Representations and Warranties. The representations and warranties of ThermoSpectra contained in this Agreement shall be true and correct on and as of the Effective Time, except for changes contemplated by this Agreement and except for those representations and warranties that address matters only as of a particular date (which shall remain true and correct as of such particular date), with the same force and effect as if made on and as of the Effective Time, except, in all such cases, where the failure to be so true and correct would not have a material adverse effect on ThermoSpectra; and Thermo Instrument and Merger Sub shall have received a certificate to such effect signed on behalf of ThermoSpectra by the President, Chief Executive Officer or Vice President of ThermoSpectra; and

            (b) Agreements and Covenants. ThermoSpectra shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Thermo Instrument shall have received a certificate to such effect signed on behalf of ThermoSpectra by the President, Chief Executive Officer or Vice President of ThermoSpectra.


                                   ARTICLE VII
                        TERMINATION, AMENDMENT AND WAIVER

      7.1. Termination. This Agreement may be terminated at any time prior to the Effective Time of the Merger, whether before or after approval of this Agreement by the stockholders of ThermoSpectra:

            (a) by mutual written consent duly authorized by the Boards of Directors of Thermo Instrument and ThermoSpectra (upon approval of the Special Committee);

            (b) by either ThermoSpectra (upon approval of the Special Committee) or Thermo Instrument if the Merger shall not have been consummated by October 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date if such action or failure to act constitutes a breach of this Agreement;

            (c) by either ThermoSpectra (upon approval of the Special Committee) or Thermo Instrument if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (an "Order"), in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

            (d) by either ThermoSpectra (upon approval of the Special Committee) or Thermo Instrument if the required approval of the stockholders of ThermoSpectra contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof (provided that the right to terminate this Agreement under this Section 7.1(d) shall not be available to ThermoSpectra where the failure to obtain stockholder approval of ThermoSpectra shall have been caused by the action or failure to act of ThermoSpectra in breach of this Agreement and the right to terminate this Agreement under this Section 7.1(d) shall not be available to Thermo Instrument where the failure to obtain the requisite vote by the stockholders of ThermoSpectra shall have been caused by the failure of Thermo Instrument or Thermo Electron to vote their respective shares of ThermoSpectra Common Stock in favor of the Merger and this Agreement);

            (e) by ThermoSpectra if the ThermoSpectra Board of Directors (upon approval of the Special Committee) determines in good faith on the advice of outside legal counsel that the Board's fiduciary duties under applicable law requires it to do so;

            (f) by ThermoSpectra (upon approval of the Special Committee), upon a breach of any representation, warranty, covenant or agreement on the part of Thermo Instrument set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by Thermo Instrument within ten (10) business days following receipt by Thermo Instrument of written notice of such breach from ThermoSpectra; or

            (g) by Thermo Instrument, upon a breach of any representation, warranty, covenant or agreement on the part of ThermoSpectra set forth in this Agreement, if (i) as a result of such breach the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach and (ii) such breach shall not have been cured by ThermoSpectra within ten (10) business days following receipt by ThermoSpectra of written notice of such breach from Thermo Instrument.

      7.2. Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except that (i) the confidentiality obligations of Thermo Instrument contained in Section 5.3 shall survive any such termination and (ii) nothing herein shall relieve any party from liability for any breach of this Agreement.


      7.3. Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated.

      7.4. Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided, however, that ThermoSpectra may not amend this Agreement without the approval of the Special Committee.

      7.5. Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided, however, that ThermoSpectra may not take any such actions without the approval of the Special Committee. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


                                  ARTICLE VIII
                               GENERAL PROVISIONS

      8.1. Non-Survival of Representations and Warranties. The representations and warranties of ThermoSpectra, Thermo Instrument and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

      8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

            (a)   if to Thermo Instrument or Merger Sub, to:

            Thermo Instrument Systems Inc.
            860 West Airport Freeway, Suite 301
            Hurst, TX  76054
            Attention:  President
            Telephone: (817) 485-6663
            Facsimile: (817) 485-8256
            with a copy to:

            Thermo Electron Corporation
            81 Wyman Street
            Waltham, MA  02454
            Attention:  General Counsel
            Telephone: (781) 622-1000
            Facsimile: (781) 622-1283

            (b)   if to ThermoSpectra, to:

            ThermoSpectra Corp.
            8 East Forge Parkway
            Franklin, MA  02038
            Attention: President
            Telephone: (508) 528-0551
            Facsimile: (508) 520-9570

            with a copy to:

            Goodwin, Procter & Hoar  LLP
            Exchange Place
            Boston, MA 02109
            Attention: Richard A. Soden, Esq.
            Telephone: (617) 570-1533
            Facsimile: (617) 523-1231

      8.3. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

      8.4. Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; and (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth herein.

      8.5. Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

      8.6. Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

      8.7. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof, except to the extent that the DGCL applies.

      8.8. Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the of the other parties.





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                                       20

      IN WITNESS WHEREOF, Thermo Instrument, Merger Sub and ThermoSpectra have caused this Agreement to be signed by themselves or their duly authorized respective officers, all as of the date first written above.


                                   THERMO INSTRUMENT SYSTEMS INC.



                                   By:       /s/ Earl R. Lewis
                                        ------------------------------
                                   Name:     Earl R. Lewis
                                   Title:    President  and
                                             Chief   Executive Officer


                                   TS ACQUISITION CORPORATION



                                   By:       /s/ Earl R. Lewis
                                        -------------------------------
                                   Name:     Earl R. Lewis
                                   Title:    President


                                   THERMOSPECTRA CORPORATION



                                   By:       /s/ Theo Melas-Kyriazi
                                        -------------------------------
                                   Name:     Theo Melas-Kyriazi
                                   Title:    Chairman of the Board and
                                             Chief Financial Officer


      Thermo Electron Corporation joins this Agreement for the specific purpose of consenting to the provisions of Section 1.6 hereof and agreeing to perform its obligations under Sections 5.1 and 5.2 hereof.

                                   THERMO ELECTRON CORPORATION



                                   By:       /s/  Sandra L. Lambert
                                        --------------------------------
                                   Name:     Sandra L. Lambert
                                   Title:    Vice President and Secretary



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